Exhibit 99.1

Vinci Partners Press Release NOVEMBER 16, 2022

VINCI CAPITAL PARTNERS STRATEGY ANNOUNCES INVESTMENT IN ARKLOK, A LEADING HARDWARE-AS-A-SERVICE COMPANY IN BRAZIL

Rio de Janeiro, November 16, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Capital Partners IV” strategy, or “VCP IV”, the family of funds managed by Vinci Partners’ Private Equity strategy, has entered into a definite agreement for an investment (“Transaction”) in Arklok (“the Company”), a leading Hardware-as-a-Service firm with a full-outsourcing solution in Brazil.

The Company, founded in 2008, is a one-stop-shop for hardware and software solutions, present in all Brazilian states. Arklok provides a broad portfolio of products and services to a diversified and premium client base and aims to empower its customers, helping them overcome IT infrastructure management challenges. Thanks to the Company’s value proposition, that combines large availability of IT equipment jointly with complete outsourcing solution and specialized technical support 24/7, Arklok has been growing at a 57% Sales CAGR in the past five years.

The Transaction marks the first investment for VCP IV, the new vintage of Vinci Partners’ flagship strategy in Private Equity, which held its first closing in June 2022.

Carlos Eduardo Martins, partner and co-head of Private Equity of Vinci Partners, said, “We are very excited to partner up with Andrea Rivetti, CEO and founder of Arklok, and will work alongside the Company’s management team to speed up growth and drive productivity gains. There is a major outsourcing global trend in which companies are seeking smart solutions to substitute massive CAPEX investments with OPEX installments, with a large addressable market for Global Device-as-a-Service and significant whitespace. Through VCP IV’s investment we have the possibility to back our first female founder and CEO to create the industry leader in a vast, underpenetrated, and fragmented market.”

“This transaction is a milestone to our flagship Private Equity strategy, as we announce the first investment for VCP IV”, said Gabriel Felzenszwalb, partner and co-head of Private Equity of Vinci Partners. “Our goal is to keep pursuing attractive returns to our limited partners and create value built upon long-term partnerships with reputable entrepreneurs and management teams, healthy growth, and operational leverage in the companies we invest in. In our view, we have just added a top-notch asset into our portfolio and we believe the pipeline for VCP IV is developing strongly, with exceptional opportunities for capital deployment in the upcoming quarters.”

Consummation of the transaction is subject to precedent and customary conditions and is expected to close over the next few months.

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control

Vinci Partners Press Release NOVEMBER 16, 2022

and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, special situations, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240